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                      OLYMPIC CASCADE FINANCIAL CORPORATION
                      875 North Michigan Avenue, Suite 1560
                                Chicago, IL 60611
                                 (312) 751-8833

                                October 10, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

     Re: Olympic Cascade Financial Corporation Application for Withdrawal of
         Registration Statement on Form S-3 Filed on March 4, 2003, as Amended on July 25, 2003 SEC File No. 333-103583


Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Olympic Cascade Financial Corporation (the "Company") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement No. 333-103583 on Form S-3, including exhibits, which was filed March 4, 2003, and as amended on July 25, 2003 (the "Registration Statement"). The Registration Statement was not declared effective and no securities were offered or sold pursuant to the Registration Statement.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

Please direct any questions with respect to this letter to Mitchell C. Littman, Esq. of Littman Krooks LLP (212) 490-2020.

Sincerely,

Olympic Cascade Financial Corporation

/s/ Mark Goldwasser
--------------------------------
Mark Goldwasser
President and Chief Executive Officer